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HAIPING LI *

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REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ___________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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October 5, 2018

Confidential

Mail Stop 3561

Ms. Mara L. Ransom, Assistant Director

Mr. Parhaum J. Hamidi, Special Counsel

Ms. Jennifer López, Staff Attorney

Mr. Scott Stringer, Staff Accountant

Ms. Robyn Manuel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Meili Inc. (CIK No. 0001743971)

Response to the Staff’s Comments on the Amendment No. 1 to Draft

Registration Statement on Form F-1 Confidentially Submitted on

September 7, 2018

Dear Ms. Ransom, Mr. Hamidi, Ms. López, Mr. Stringer and Ms. Manuel:

On behalf of our client, Meili Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 24, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on September 7, 2018 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

U.S. Securities and Exchange Commission

October 5, 2018

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Comments in Letter Dated September 24, 2018

Management’s Discussion and Analysis

Results of Operations

Year ended March 31, 2018 compared to year ended March 31, 2017, page 83

1.

We note your response to comment 18 and your revised disclosure on page 19. Please tell us your consideration of providing similar disclosure in Management’s Discussion and Analysis pursuant to Item 303(a)(3)(ii) of Regulation S-K and related Instructions.

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Revised Draft Registration Statement.

2.	We note your response to comment 19. Please disclose the information provided in your correspondence or tell us why you believe this information should not be disclosed.

In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

October 5, 2018

Business

Our Users

Fashion Influencers, page 106

3.

Your disclosure in response to comment 25 on page 107 states that “[you] generally do not provide any significant compensation to opinion leaders and content creators.” Please revise to discuss the instances in which you do provide significant compensation to opinion leaders and content creators.

The Company respectfully advises the Staff that the Company has not provided any significant compensation to opinion leaders and content creators. The Company has revised page 110 of the Revised Draft Registration Statement to clarify this point.

Fashion Content

Content Type and Format, page 108

4.

We note your revised disclosure in response to comment 23 that “[l]ive video broadcasts contributed RMB1.7 billion, or 11.8% of our total GMV for the year ended March 31, 2018, compared with RMB0.2 billion, or 1.4% for the year ended March 31, 2017.” Please revise to explain how you determined the total GMV contributed by live video broadcasts during the fiscal periods discussed.

In response to the Staff’s comment, the Company has revised pages 111 and 112 of the Revised Draft Registration Statement.

Exhibits

5.

We note you have redacted certain information from your exhibits, such as Exhibit 10.4. If you intend to seek confidential treatment for this information, please ensure you follow the requirements set forth in Rule 406 of the Securities Act or tell us why you do not believe you need to do so. Otherwise, please file fully unredacted versions of your exhibits. For further guidance, please refer to the Division’s Staff Legal Bulletin No. 1A (July 11, 2011).

The Company respectfully advises the Staff that no information needs to be redacted for exhibits 10.4, 10.7, 10.8, 10.9 and 10.10 because these exhibits are the forms of the relevant agreements and letters and that the Company has revised these exhibits to remove the unnecessary redaction marks. The Company respectfully advises the Staff that the information that has been redacted from exhibits 10.5, 10.6 and 10.11 is government-issued identification numbers of the relevant individuals. The Company has redacted such information from the exhibits to respect the privacy of these individuals.

U.S. Securities and Exchange Commission

October 5, 2018

In response to the Staff’s comment, the Company has submitted today for the Staff’s review a request for confidential treatment with respect to portions of certain exhibits in accordance with Rule 406 of the Securities Act of 1933. The Company has revised the exhibit index of the Revised Registration Statement to indicate that portions of Exhibits 10.5, 10.6 and 10.11 have been omitted pursuant to a request for confidential treatment and that the confidential material has been filed separately.

6.

We note a mandatory arbitration provision in Section 12.12(b) of the Eleventh Amended and Restated Shareholders Agreement. Please tell us whether this provision applies to claims made under the federal securities laws of the United States.

The Company respectfully advises the Staff that the referenced arbitration provision does not apply to claims made under the federal securities laws of the United States.

*        *        *

U.S. Securities and Exchange Commission

October 5, 2018

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Steven Zhao, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 212 323-3273 or via e-mail at steven.zhao@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Qi Chen, Chairman of the Board of Directors and Chief Executive Officer, Meili Inc.

Helen Ting Wu, Chief Financial Officer, Meili Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Steven Zhao, Partner, PricewaterhouseCoopers Zhong Tian LLP

James Lin, Esq., Partner, Davis Polk & Wardwell LLP